The Furia Organization, Inc.
2233 Ridge Road, Suite 102
Rockwell, Texas 75087
Telephone: (972) 722-9999
Facsimile: (972) 722-9998

March 23, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Furia Organization, Inc. (the “Company”) Withdrawal of Registration Statement on Form SB-2 (SEC File No. 333-130532)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), this letter shall serve as our application to withdraw the aforementioned Registration Statement. The Registration Statement was filed pursuant to a Registration Rights Agreement between the Company and the selling shareholders listed in the Registration Statement (the “Selling Shareholders”). The Company intends on redeeming the convertible notes, issued to the Selling Shareholders and therefore, there is no need to register the shares underlying the convertible notes. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been sold or offered.

The Company may undertake a subsequent private offering in reliance of Rule 155(c) of the Act.

If you need anything further, please feel free to contact the undersigned.

Very truly yours, /s/ Michael Alexander Michael Alexander President / CEO